UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

REGENCY AFFILIATES, INC.
(Name of Issuer)

Regency Affiliates, Inc.
Royalty Holdings LLC
Royalty Management, Inc.
Laurence S. Levy
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

758847305
(CUSIP Number of Class of Securities)

Regency Affiliates, Inc.
610 N.E. Jensen Beach Blvd.
Jensen Beach, FL 34957
Attention: Laurence S. Levy
(772) 334-8181
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8873

This statement is filed in connection with (check the appropriate box):

a.	X
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation*     Amount of Filing Fee**
$114,690                                $23.00

* Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 19,115 shares of common stock of the subject company at $6.00 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b), as amended, by multiplying the transaction value of $114,690 by one-fiftieth of one percent.

☒ Check the box if any part of the fee is offset as provided by §240.1-11(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23.00	Filing Party: Regency Affiliates, Inc.

Form or Registration No.: Schedule 13e-3	Date Filed: March 1, 2010

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13e-3 is being filed concurrently with the filing of a definitive information statement pursuant to Regulation 14C under the Securities Exchange Act of 1934 (the “Information Statement”). The information contained in the Information Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.  Capitalized terms used but not defined in this Amendment No. 4 to Schedule 13E-3 (this “Schedule”) shall have the meanings given to them in the Information Statement.

Item 1. Summary Term Sheet .

The section entitled “Summary Term Sheet” set forth in the Information Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address. The information set forth in the Information Statement under “Introduction” and Regency's telephone number set forth in the heading of the first page of the section of the Information Statement entitled "Introduction" are incorporated herein by reference.

(b)           Securities. The information set forth in the Information Statement under “Introduction” and “Market for Common Stock and Related Stockholder Matters – Market Prices of the Common Stock” is incorporated herein by reference.

(c)           Trading, Market and Prices. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Market Prices of the Common Stock” is incorporated herein by reference.

(d)           Dividends. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Dividend Policy” is incorporated herein by reference.

(e)           Prior Public Offerings. Not applicable.

(f)           Prior Stock Purchases. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Certain Repurchases of Securities”  incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address. The filing persons are Regency Affiliates, Inc. ("Regency"), Royalty Holdings LLC ("Royalty Holdings"), the beneficial owner of a majority of Regency's common stock, Royalty Management, Inc., the beneficial owner of a majority of Regency’s common stock, and Laurence S. Levy ("Levy"), the beneficial owner of a majority of Regency's common stock and an officer and director of Regency.  With respect to Regency, the information set forth on the first page of the section of the Information Statement entitled “Introduction” is incorporated herein by reference.  With respect to Royalty Holdings, Royalty Management and Levy, the information set forth in the section of the information statement entitled "Security Ownership and Certain Beneficial Ownership" is incorporated herein by reference.

(b)           Business and Background of Entities.  The information regarding Royalty Holdings and Royalty Management set forth in the Information Statement under "Security Ownership and Certain Beneficial Ownership" is incorporated herein by reference.

(c)           Business and Background of Natural Persons.  With respect to Mr. Levy and the other officers and directors of Regency, the information set forth in the Information Statement under: "Management of Regency" and "Security Ownership and Certain Beneficial Ownership" is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)           Material Terms. The information set forth in the Information Statement under “Summary Term Sheet”, “Special Factors—Purpose of and Reasons for the Transaction”, “Special Factors –Effects of the Transaction”, “Special Factors – Benefits of the Transaction”, “Special Factors – Disadvantages of the Transaction”, “The Transaction – The Amendments”, “Special Factors – Fairness of the Transaction – Board and Stockholder Approval” and “Special Factors—U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)           Different Terms. The information set forth in the Information Statement under “Special Factors –Effects of the Transaction”, “Special Factors – Benefits of the Transaction” and “Special Factors – Disadvantages of the Transaction” is incorporated herein by reference.

(d)           Appraisal Rights. The information set forth in the Information Statement under “The Transaction – No Appraisal or Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction – Independent Director Considerations” and “The Transaction - No Appraisal or Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions. The information set forth in the Information Statement under “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)           Significant Corporate Events. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(c)           Negotiations or Contacts. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired. The information set forth in the Information Statement under “The Transaction – Exchange of Certificates” is incorporated herein by reference.

(c)           Plans. The information set forth in the Information Statement under “Summary Term Sheet,”  “Special Factors – Purpose of and Reasons for the Transaction,” “Special Factors – Benefits of the Transaction,” “Special Factors – Disadvantages of the Transaction,” “Special Factors – Effects of the Transaction – Effects on Regency,” and “Market for Common Stock and Related Stockholder Matters – Dividend Policy” is incorporated herein by reference.  Except as disclosed in the foregoing sections, Regency does not have any current plans or proposals to cause or effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; a sale or transfer of any material amount of its assets; a change in Regency’s Board or management; a material change in its indebtedness or capitalization; or any other material change in its corporate structure or business.

 Item 7. Purposes, Alternatives, Reasons and Effects.

(a)           Purposes. The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors – Purpose of and Reasons for the Transaction,” and “Special Factors—Benefits of the Transaction” is incorporated herein by reference.

(b)           Alternatives. The information set forth in the Information Statement under “Special Factors – Alternatives Considered” is incorporated herein by reference.  Information regarding Royalty Holdings, Royalty Management and Mr. Levy in the Information Statement under "Special Factors – Fairness of the Transaction – Board and Stockholder Approval" is incorporated herein by reference.

(c)           Reasons. The information set forth in the Information Statement under “Summary Term Sheet,” “Special Factors—Purpose of and Reasons for the Transaction” and “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(d)           Effects. The following information is incorporated by reference to the Information Statement: “Summary Term Sheet,” “Special Factors – Purpose of and Reasons for the Transaction,” “Special Factors – Benefits of the Transaction,” “Special Factors – Disadvantages of the Transaction,” “Special Factors – Effects of the Transaction,” and “Special Factors – U.S. Federal Income Tax Consequences.”

Item 8. Fairness of the Transaction.

(a)           Fairness. The information set forth in the Information Statement under  “Special Factors - Fairness of the Transaction – Board and Stockholder Approval” is incorporated herein by reference. The information regarding Royalty Holdings, Royalty Management and Mr. Levy in the Information Statement under "Special Factors – Fairness of the Transaction – Board and Stockholder Approval" is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness. The information set forth in the Information Statement under “Special Factors — Fairness of the Transaction” is incorporated herein by reference.  The information regarding Royalty Holdings, Royalty Management and Mr. Levy in the Information Statement under “Special Factors – Fairness of the Transaction – Board and Stockholder Approval” is incorporated herein by reference.

(c)           Approval of Security Holders. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(d)           Unaffiliated Representatives. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction – Independent Director Considerations” is incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Information Statement under “Special Factors– Board and Stockholder Approval” is incorporated herein by reference.

(f)           Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisals and (b) Preparer and Summary of the Report. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction – Opinion and Report of Madison Williams and Company” and "Special Factors – Fairness of the Transaction – Appraisal of Security West" is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under  “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

(c)           Availability of Documents. The information set forth in the Information Statement under “Where Your Can Find More Information” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)           Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Information Statement under “The Transaction – Sources of Funds for the Transaction,” “The Transaction – Conditions to Completion of the Acquisition,” and “Costs of this Information Statement” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)           Securities Ownership. The information set forth in the Information Statement under “Security Ownership of Certain Beneficial Owners” and “Security Ownership of Directors and Executive Officers” is incorporated herein by reference

(b)           Securities Transactions. The information set forth in the Information Statement under “Market for Common Stock and Related Stockholder Matters – Securities Transactions Involving Affiliates” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction –Board and Stockholder Approval” and “Special Factors – Effects of the Transaction – Effects on Affiliated Stockholders” is incorporated herein by reference.

(e)           Recommendations of Others. The information set forth in the Information Statement under “Special Factors – Fairness of the Transaction,” is incorporated herein by reference.

Item 13. Financial Statements.

(a)           Financial Information. The information and financial statements incorporated by reference in the Information Statement under “Documents Incorporated by Reference” and “Where You Can Find Additional Information” are incorporated herein by reference.  The audited financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2008 and the unaudited interim financial statements included in the  Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009 are incorporated in the Information Statement by Reference.

(b)           Pro forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Information Statement under “Cost of this Information Statement” is incorporated herein by reference.

Item 15. Additional Information.

The information contained in the Information Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

EXHIBIT INDEX

(a)(1)                 Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on  August 12, 2010 is hereby incorporated herein by reference to the Information Statement.

(c)(1)                 Fairness opinion of Madison Williams and Company dated January 28, 2010 is hereby incorporated by reference to Appendix C of the Definitive Information Statement filed with the Securities and Exchange Commission on August 12, 2010.

(c)(2)                 Report of Madison Williams and Company, dated January 28, 2010.

(c)(3)                 Summary Appraisal Report of Marshall & Stevens Incorporated

(f)                      Rights of appraisal are described in the Definitive Information Statement filed with the Securities and Exchange Commission on August 12, 2010 under “The Transaction – No Appraisal or Dissenters’ Rights; Escheat Laws”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2010	REGENCY AFFILIATES, INC.

	By:	/s/ Laurence S. Levy
Laurence S. Levy
President, Chief Executive Officer and Chairman

ROYALTY HOLDINGS LLC

	By:	ROYALTY MANAGEMENT, INC., Manager

	By:	/s/ Laurence S. Levy
Laurence S. Levy
President

ROYALTY MANAGEMENT, INC.

	By:	/s/ Laurence S. Levy
Laurence S. Levy
President

/s/ Laurence S. Levy
Laurence S. Levy